                                                                Exhibit 19.1
To Our Stockholders, Customers, and Employees

     We are pleased to report Mueller's net income for the third quarter was $51.6 million, or $1.38 per diluted share. This compares with income from continuing operations of $21.0 million, or 57 cents per diluted share, for the third quarter of fiscal 2005. Net sales for the three months ended September 30, 2006 were $636.0 million, compared with net sales of $434.1 million for the third quarter of 2005. This increase in net sales is primarily due to the increased cost of copper, the Company's principal raw material, which is generally passed through to customers by changes in selling prices.

     During the third quarter of 2006, the Company recorded additional state income tax benefits, the majority of which relate to certain state income tax credit carryforwards that were previously unrecognized. The total benefit related to these matters was $10.4 million, or 28 cents per diluted share, and resulted in reducing the overall effective tax rate to
11.3 percent for the third quarter of 2006.

     Year-to-date, the Company earned $143.7 million, or $3.86 per diluted share, on net sales of $1.97 billion. This compares with net income from continuing operations of $53.4 million, or $1.44 per diluted share, on net sales of $1.25 billion for the same period of 2005.

     Our Plumbing & Refrigeration segment posted operating earnings of $56.9 million on net sales of $426.3 million which compares with operating earnings of $31.0 million on net sales of $322.5 million in the third quarter of 2005. Unit volumes in our core product lines, particularly copper tube, were down substantially compared with the preceding quarter and the third quarter of 2005. The impact of these volume decreases on net sales was offset by rising copper prices. Overall, operating results remained strong despite lower volumes and margin pressures on our Trading Group.

     Our OEM segment posted operating earnings of $9.9 million during the third quarter of 2006 on net sales of $218.4 million, which compared with operating earnings of $5.7 million on net sales of $114.3 million for the same period in 2005. Included in the OEM segment is our Chinese joint venture which reported total operating income of $1.8 million. The OEM segment also was impacted by lower unit volumes.

     The housing market is in the midst of a much anticipated 'correction'. Housing starts for the third quarter of 2006 were 18.7 percent less than for the same quarter last year. Also, the inventory of new unsold homes has risen to a 6.6 months supply. The downturn in housing is likely to continue into next year, but may be moderated by prevailing low mortgage rates and positive demographic factors. The non-residential construction market continues to strengthen and the home improvement sector has shown steady growth. Mueller will continue to react to changing market conditions which present opportunities as well as challenges.

Sincerely,

/S/Harvey L. Karp                      /S/William D. O'Hagan
Harvey L. Karp                         William D. O'Hagan
Chairman of the Board                  President and Chief Executive Officer
October 24, 2006

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         September 30,             October 1,
                                             2006                    2005
                                                     (Unaudited)
Net sales                                $   635,998             $   434,130
Cost of goods sold                           528,946                 360,514
Depreciation and amortization                 10,462                  10,082
Selling, general, and
   administrative expense                     34,787                  33,297
                                          ----------              ----------

   Operating income                           61,803                  30,237
Interest expense                              (5,085)                 (4,794)
Other income, net                              1,452                   5,421
                                          ----------              ----------

Income from continuing operations
   before income taxes                        58,170                  30,864
Income tax expense                            (6,591)                 (9,848)
                                          ----------              ----------

Income from continuing operations             51,579                  21,016

Discontinued operations, net of tax                -                   3,324
                                          ----------              ----------
Net income                               $    51,579             $    24,340
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares outstanding        36,976                  36,625
                                          ==========              ==========

      From continuing operations         $      1.39             $      0.57
      From discontinued operations                 -                    0.09
                                          ----------              ----------
Basic earnings per share                 $      1.39             $      0.66
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                   37,355                  37,120
                                          ==========              ==========

      From continuing operations         $      1.38             $      0.57
      From discontinued operations                 -                    0.09
                                          ----------              ----------
Diluted earnings per share               $      1.38             $      0.66
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                              For the Nine Months Ended
                                         September 30,             October 1,
                                             2006                    2005
                                                     (Unaudited)
Net sales                                $ 1,966,700             $ 1,246,299
Cost of goods sold                         1,623,053               1,040,201
Depreciation and amortization                 31,033                  30,571
Selling, general, and
   administrative expense                    109,435                  92,788
                                          ----------              ----------

   Operating income                          203,179                  82,739
Interest expense                             (15,161)                (14,730)
Other income, net                              3,398                  10,188
                                          ----------              ----------

   Income from continuing operations
      before income taxes                    191,416                  78,197
Income tax expense                           (47,722)                (24,790)
                                          ----------              ----------

Income from continuing operations            143,694                  53,407

Discontinued operations, net of tax                -                   3,324
                                          ----------              ----------

Net income                               $   143,694             $    56,731
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares outstanding        36,853                  36,576
                                          ==========              ==========

      From continuing operations         $      3.90             $      1.46
      From discontinued operations                 -                    0.09
                                          ----------              ----------
Basic earnings per share                 $      3.90             $      1.55
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                   37,249                  37,112
                                          ==========              ==========

      From continuing operations         $      3.86             $      1.44
      From discontinued operations                 -                    0.09
                                          ----------              ----------
Diluted earnings per share               $      3.86             $      1.53
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                   September 30, 2006       December 31, 2005
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   170,463             $   129,685
Accounts receivable, net                     309,153                 248,395
Inventories                                  298,140                 196,987
Other current assets                          43,294                  36,919
                                          ----------              ----------

     Total current assets                    821,050                 611,986

Property, plant, and equipment, net          315,649                 307,046
Other assets                                 170,699                 185,606
                                          ----------              ----------

                                         $ 1,307,398             $ 1,104,638
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $    33,255             $     4,120
Accounts payable                             142,577                 124,216
Other current liabilities                    131,569                 123,056
                                          ----------              ----------

     Total current liabilities               307,401                 251,392

Long-term debt                               308,273                 312,070
Pension and postretirement liabilities        35,939                  35,236
Environmental reserves                         8,965                   9,073
Deferred income taxes                         44,662                  63,944
Other noncurrent liabilities                   3,062                   3,078
                                          ----------              ----------

     Total liabilities                       708,302                 674,793

Minority interest in subsidiaries             21,738                   6,937

Stockholders' equity                         577,358                 422,908
                                          ----------              ----------

                                         $ 1,307,398             $ 1,104,638
                                          ==========              ==========

     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings. These filings are available through our website at www.muellerindustries.com.
                                      -4-